UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

SunOpta Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

8676EP108

(CUSIP Number)

Todd E. Molz

Managing Director, General Counsel and Chief Administrative Officer

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

With a copy to:

Dennis M. Myers, P.C.

Kirkland & Ellis LLP

300 N. LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Organics, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,315,894
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 17,315,894
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,315,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Huntington Investment Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,410,234
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,410,234
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,410,234
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Huntington Investment Fund II GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,410,234 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 3,410,234 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,410,234 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II, L.P.

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,726,128 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,726,128 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Huntington Investment Fund II GP, L.P. and Oaktree Organics, L.P.

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,726,128 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,726,128 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of Oaktree Fund GP, LLC.

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,726,128 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,726,128 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,726,128 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,726,128 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,726,128 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,726,128 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,726,128 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,726,128 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of Oaktree Holdings, LLC.

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,726,128 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,726,128 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the indirect owner of the common shares of Oaktree Capital Group, LLC.

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Asset Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,726,128 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,726,128 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the indirect owner of the class A units of Oaktree Capital Group, LLC.

CUSIP No. 8676EP108

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Partners Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,726,128 (1)
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 20,726,128 (1)
	10	SHARED DISPOSITIVE POWER None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,726,128 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON HC

(1)	Solely in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield Asset Management, Inc.

CUSIP No. 8676EP108

Amendment No. 7 to Schedule 13D

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 17, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on March 8, 2017, as further amended by Amendment No. 2 to the Schedule 13D filed on May 10, 2017, as further amended by Amendment No. 3 to Schedule 13D filed on May 17, 2017, as further amended by Amendment No. 4 to the Schedule 13D filed on December 15, 2017, as further amended by Amendment No. 5 to the Schedule 13D filed on April 21, 2020, and as further amended by Amendment No. 6 to the Schedule 13D filed on April 24, 2020 (as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D remains in full force and effect. Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Item 4.	Interests in Securities of the Issuer

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

Ownership percentages set forth in this Amendment No. 7 are based upon a total of 89,403,199 Common Shares of the Issuer issued and outstanding as of July 31, 2020, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 27, 2020, and assumes the exchange of Series A Preferred Stock and Series B-1 Preferred Stock beneficially owned by each Reporting Person, as applicable, into Common Shares (subject in all cases to the Series B-1 Exchange Caps to which the Oaktree Funds are subject, and described more fully in Item 6 of Amendment 5 to this Schedule 13D).

On March 31, 2020, the Issuer elected to pay the dividend payable on the Series A Preferred Stock by increasing the Liquidation Preference on each share of outstanding Series A Preferred Stock by the amount of such dividend. As a result, the aggregate Liquidation Preference on the shares of Series A Preferred Stock held by Organics and OHIF II LP increased by an aggregate of $1,423,920 and $276,080, respectively, and the number of Common Shares issuable upon the exchange of such Series A Preferred Stock increased by an aggregate of 203,417 and 39,440, respectively.

On June 30, 2020, the Issuer elected to pay the dividend payable on the Series A Preferred Stock and the Series B-1 Preferred Stock by increasing the respective Liquidation Preference on each share of outstanding Series A Preferred Stock and Series B-1 Preferred Stock by the respective amount of such dividend. As a result, (i) the aggregate Liquidation Preference on the shares of Series A Preferred Stock held by Organics and OHIF II LP increased by an aggregate of $1,452,398 and $281,602, respectively, and the number of Common Shares issuable upon the exchange of such Series A Preferred increased by an aggregate of 207,485 and 40,229, respectively, and (ii) the aggregate Liquidation Preference on the shares of Series B-1 Preferred Stock held by Organics and OHIF II LP increased by an aggregate of $186,685 and $36,649, respectively, and, subject to the Series B-1 Exchange Caps to which the Oaktree Funds are subject, and described more fully in Item 6 of Amendment 5 to this Schedule 13D, the number of Common Shares issuable upon the exchange of such Series B-1 Preferred Stock increased by an aggregate of 74,674 and 14,659, respectively.

The shares of Series A Preferred Stock held by Organics and OHIF II LP are currently exchangeable into an aggregate of 10,581,760 and 2,051,669, respectively, of Common Shares. Subject to the Series B-1 Exchange Caps, the shares of Series B-1 Preferred Stock held by Organics and OHIF II LP are currently exchangeable into an aggregate of 5,090,082 and 999,251, respectively, of Common Shares.

Organics directly holds 17,315, 894 Common Shares representing approximately 17.3% of the issued and outstanding Common Shares (in each case, assuming the exchange of Series A Preferred Shares held by it into 10,581,760 shares of Common Shares), and has the sole power to vote and dispose of such Common Shares. This amount assumes no shares of Series B-1 Preferred Stock may currently be exchanged for Common Shares as a result of one or more of the Series B-1 Exchange Caps to which the Oaktree Funds are subject, as described more fully in Item 5 and Item 6 of Amendment No. 5 to this Schedule 13D.

OHIF II LP directly holds 3,410,234 Common Shares representing approximately 3.7% of the issued and outstanding Common Shares (in each case, assuming the exchange of Series A Preferred Stock held by it into 2,051,669 shares of Common Shares), and has the sole power to vote and dispose of such Common Shares. This amount assumes no shares of Series B-1 Preferred Stock may currently be exchanged for Common Shares as a result of one of more of the Series B-1 Exchange Caps to which the Oaktree Funds are subject, as described more fully in Item 5 and Item 6 of Amendment No. 5 to this Schedule 13D.

CUSIP No. 8676EP108

On an aggregated basis, Organics and OHIF II LP would directly hold 20,726,148 Common Shares, representing 20.3% of the issued outstanding Common Shares (in each case, assuming the exchange of Series A Preferred Shares held by it into 12,633,429 shares of Common Shares). This amount assumes no shares of Series B-1 Preferred Stock may currently be exchanged for Common Shares as a result of one or more of the Series B-1 Exchange Caps to which the Oaktree Funds are subject, as described more fully in Item 5 and Item 6 of Amendment No. 5 to this Schedule 13D.

In absence of the Series B-1 Exchange Caps, and assuming the exchange of the outstanding shares of Series A Preferred Stock for Common Shares and the exchange of the shares of Series B-1 Preferred Stock owned or controlled by the Oaktree Funds for Common Shares (but not the exchange of Series B-1 Preferred Stock owned or controlled by Engaged), the Oaktree Funds would collectively own approximately 24.8% of the then-outstanding Common Shares.

Item 6.	Contracts, Arrangements, Understandings or Relations With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Each of OHIF II LP and Oaktree Principal Fund VI (Delaware) Holdings, L.P. (“Fund VI,” and collectively with OHIF II LP, the “Trading Funds”) have entered into a separate cash-settled total return swap with respect to 544,981 and 2,755,019, respectively, of the Common Shares of the Issuer outstanding (collectively, the “Cash-Settled Swaps”) (representing economic exposure comparable to approximately 0.6096% and 3.0816%, respectively, of the Common Shares outstanding). Collectively, the Cash-Settled Swaps represent economic exposure comparable to an interest in approximately 3.6911% of the Common Shares outstanding. The Cash-Settled Swaps provide each of the Trading Funds with economic results that are comparable to the economic results of ownership. Upon termination of the the Cash-Settled Swaps, the Trading Funds will be obligated to pay to the counterparty any negative price performance of the terminated quantity of the Subject Shares (as defined below), and the counterparty will be obligated to pay the Trading Funds any positive price performance of the specified quantity of the Subject Shares (as defined below), in each case subject to customary adjustments and limitations. The Cash-Settled Swaps were initially executed at a price of $6.0500.

The Cash-Settled Swaps are exclusively cash-settled and do not provide the Reporting Persons with the direct or indirect power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Cash-Settled Swaps (such shares, the “Subject Shares”). Additionally, the Cash-Settled Swaps do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer, including without limitation, the Subject Shares. Accordingly, the Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Cash-Settled Swaps are unaffiliated third party financial institutions.

Fund VI is a limited partner in Organics. GP LLC serves as the general partner to certain investment funds, including Organics, OHIF II GP and Fund VI.

CUSIP No. 8676EP108

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of August 20, 2020

OAKTREE ORGANICS, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	General Partner

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II, L.P.

By:	Oaktree Huntington Investment Fund II GP, L.P.
Its:	General Partner

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP, I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE HUNTINGTON INVESTMENT FUND II GP, L.P.

By:	Oaktree Fund GP, LLC
Its:	General Partner

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

OAKTREE FUND GP, LLC

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Ting He
	Name:	Ting He
	Title:	Authorized Signatory

CUSIP No. 8676EP108

OAKTREE FUND GP I, L.P.

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OCM HOLDINGS I, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE HOLDINGS, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Ting He
Name:	Ting He
Title:	Authorized Signatory

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Jessica Diab
Name:	Jessica Diab
Title:	Vice President, Legal & Regulatory

PARTNERS LIMITED

By:	/s/ Brian Lawson
Name:	Brian Lawson
Title:	President